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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52728

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RDM INVESTMENT SERVICES INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1555 POST ROAD EAST
(No. and Street)

WESTPORT (City) CT (State) 06880 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
KEN GEORGE (603) 380 - 5435
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KAUFMANN, GALLUCCI & GRUMER LLP
(Name – *if individual, state last, first, middle name*)

1 BATTERY PARK PLAZA (Address) NEW YORK (City) NY (State) 10004 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 25 2004
THOMSON FINANCIAL

RECD S.E.C.
FEB 27 2004
513

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, RONALD WEINER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RDM INVESTMENT SERVICES, INC., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

STACIE A. SWEENEY
NOTARY PUBLIC
MY COMMISSION EXPIRES MAY 31, 2005

Stacie A. Sweeney 2/3/04

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RDM Investment Services, Inc.

Statement of Financial Condition and Independent Auditor's Report

December 31, 2003

KAUFMANN,
GALLUCCI &
GRUMER LLP
CERTIFIED PUBLIC ACCOUNTANTS

Independent auditor's report

The Shareholder
RDM Investment Services, Inc.
Westport, Connecticut

We have audited the statement of financial condition of RDM Investment Services, Inc., as of December 31, 2003. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United Sates of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of RDM Investment Services, Inc., as of December 31, 2003, in conformity with accounting principles generally accepted in the United Sates of America.

January 20, 2004

Kaufmann Gallucci & Grumer LLP

One Battery Park Plaza • New York, NY 10004 • Tel: (212) 269-0572 • FAX: (212) 968-1279

RDM Investment Services, Inc.

Statement of Financial Condition

December 31, 2003

Assets

Cash and cash equivalents	$272,994
Commissions receivable	36,383
Deposits at clearing broker	50,000
Due from affiliate	184
Other assets	15,232
Total assets	$374,793

Liabilities and Shareholder's Equity

Liabilities	
Accounts payable and accrued expenses	$ 7,712
Commitments	
Shareholder's equity	367,081
Total liabilities and shareholder's equity	$374,793

The accompanying notes are an integral part of this statement of financial condition.

Note 1. Organization and net capital

RDM Investment Services, Inc. (the "Company") was incorporated in 2000 in the state of Connecticut. The Company is registered as a broker-dealer in securities with the Securities and Exchange Commission ("SEC"). The Company is also a member of the National Association of Securities Dealers, Inc. ("NASD"). As more fully described in notes three and five, the Company executes orders for a registered investment advisor (the "RIA") on behalf of that advisor's customers on a fully disclosed basis. The RIA is an affiliate.

As a registered broker-dealer the Company is subject to the Uniform Net Capital Rule 15c3-1 of the SEC which requires that the Company maintain minimum net capital, as defined, of $50,000 or one-fifteenth of aggregate indebtedness, whichever is greater. Net capital and aggregate indebtedness change from day to day. As of December 31, 2003, the Company's net capital exceeded this requirement by approximately $284,000.

Note 2. Significant accounting policies

For financial reporting purposes, management considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. At December 31, 2003, the Company maintained approximately $217,000 at one financial institution. This balance is insured by the Federal Deposit Insurance Corporation up to $100,000. The remainder of cash equivalents are in money market accounts maintained at the clearing broker.

Commission income and securities transactions are recorded on a trade date basis.

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Note 3. Brokerage activities

The Company acts on behalf of its customers to arrange for the purchases and sales of securities. The Company is exposed to losses if such customers do not satisfy their responsibilities for these trades. The Company seeks to control these risks by

Note 3. Brokerage activities (continued):

monitoring the activities of these customers. Transactions for the Company's customers are generally cleared through and carried by a carrying broker-dealer (a "clearing firm") on a fully disclosed basis. Accordingly, open customer transactions are not reflected in the accompanying financial statements. The Company is exposed to credit losses in the event customers fail to satisfy their obligations in connection with their securities transactions. As of December 31, 2003, customer obligations to the clearing firm were collateralized by cash and securities with market values in excess of the obligations.

Note 4. Income taxes

The parent company elected to have the Company treated as a "Qualified Subchapter S Subsidiary" under the Internal Revenue Code. As a wholly owned and qualified subsidiary of an S corporation the Company is not liable for federal income taxes for operating income.

For tax purposes the Company's assets, liabilities and items of income, deduction and credit are treated as those of the S corporation parent.

Note 5. Related party transactions

The Company has had agreements in place to reimburse its parent company for support services that are provided by the parent. Until October 31, 2003, the reimbursement was calculated at 75% of income before the support service charge. Effective November 1, 2003, the Company and its parent company revised their agreement. The new agreement provides for the allocation of approximately $50,000 per month.

An affiliate of the Company is also a registered with the Securities and Exchange Commission as an investment adviser. A large percentage of the Company's trades are executed on behalf of customers of the affiliate.

Note 6. Shareholder's equity

Stockholders' equity consists of one class of common stock at $.01 par value. The number of shares authorized is 20,000. The number of shares issued and outstanding is 1,000.

RDM Investment Services, Inc.

Statement of Financial Condition and Independent Auditor's Report

December 31, 2003

KAUFMANN,
GALLUCCI &
GRUMER LLP
CERTIFIED PUBLIC ACCOUNTANTS

Independent auditor's report

The Shareholder
RDM Investment Services, Inc.
Westport, Connecticut

We have audited the statement of financial condition of RDM Investment Services, Inc., as of December 31, 2003. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United Sates of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of RDM Investment Services, Inc., as of December 31, 2003, in conformity with accounting principles generally accepted in the United Sates of America.

January 20, 2004

Kaufmann Gallucci & Grumer LLP

One Battery Park Plaza • New York, NY 10004 • Tel: (212) 269-0572 • FAX: (212) 968-1279

RDM Investment Services, Inc.

Statement of Financial Condition

December 31, 2003

Assets

Cash and cash equivalents	$272,994
Commissions receivable	36,383
Deposits at clearing broker	50,000
Due from affiliate	184
Other assets	15,232
Total assets	$374,793

Liabilities and Shareholder's Equity

Liabilities	
Accounts payable and accrued expenses	$ 7,712
Commitments	
Shareholder's equity	367,081
Total liabilities and shareholder's equity	$374,793

The accompanying notes are an integral part of this statement of financial condition.

RDM Investment Services, Inc.

Notes to the statement of financial condition

December 31, 2003

Note 1. Organization and net capital

RDM Investment Services, Inc. (the "Company") was incorporated in 2000 in the state of Connecticut. The Company is registered as a broker-dealer in securities with the Securities and Exchange Commission ("SEC"). The Company is also a member of the National Association of Securities Dealers, Inc. ("NASD"). As more fully described in notes three and five, the Company executes orders for a registered investment advisor (the "RIA") on behalf of that advisor's customers on a fully disclosed basis. The RIA is an affiliate.

As a registered broker-dealer the Company is subject to the Uniform Net Capital Rule 15c3-1 of the SEC which requires that the Company maintain minimum net capital, as defined, of $50,000 or one-fifteenth of aggregate indebtedness, whichever is greater. Net capital and aggregate indebtedness change from day to day. As of December 31, 2003, the Company's net capital exceeded this requirement by approximately $284,000.

Note 2. Significant accounting policies

For financial reporting purposes, management considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. At December 31, 2003, the Company maintained approximately $217,000 at one financial institution. This balance is insured by the Federal Deposit Insurance Corporation up to $100,000. The remainder of cash equivalents are in money market accounts maintained at the clearing broker.

Commission income and securities transactions are recorded on a trade date basis.

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Note 3. Brokerage activities

The Company acts on behalf of its customers to arrange for the purchases and sales of securities. The Company is exposed to losses if such customers do not satisfy their responsibilities for these trades. The Company seeks to control these risks by

Note 3. Brokerage activities (continued):

monitoring the activities of these customers. Transactions for the Company's customers are generally cleared through and carried by a carrying broker-dealer (a "clearing firm") on a fully disclosed basis. Accordingly, open customer transactions are not reflected in the accompanying financial statements. The Company is exposed to credit losses in the event customers fail to satisfy their obligations in connection with their securities transactions. As of December 31, 2003, customer obligations to the clearing firm were collateralized by cash and securities with market values in excess of the obligations.

Note 4. Income taxes

The parent company elected to have the Company treated as a "Qualified Subchapter S Subsidiary" under the Internal Revenue Code. As a wholly owned and qualified subsidiary of an S corporation the Company is not liable for federal income taxes for operating income.

For tax purposes the Company's assets, liabilities and items of income, deduction and credit are treated as those of the S corporation parent.

Note 5. Related party transactions

The Company has had agreements in place to reimburse its parent company for support services that are provided by the parent. Until October 31, 2003, the reimbursement was calculated at 75% of income before the support service charge. Effective November 1, 2003, the Company and its parent company revised their agreement. The new agreement provides for the allocation of approximately $50,000 per month.

An affiliate of the Company is also a registered with the Securities and Exchange Commission as an investment adviser. A large percentage of the Company's trades are executed on behalf of customers of the affiliate.

Note 6. Shareholder's equity

Stockholders' equity consists of one class of common stock at $.01 par value. The number of shares authorized is 20,000. The number of shares issued and outstanding is 1,000.